UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42286

ZJK Industrial Co., Ltd.

No.8, Jingqiang Road, 138 Industrial Zone,

Xiuxin Community, Kengzi Town,

Pingshan New Area, Shenzhen

People’s Republic of China, 518122

+86-0755-28341175

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

The information in this Report on Form 6-K (this “Report”) of ZJK Industrial Co., Ltd. (the “Company”), including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-288383), to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Press Release

On August 4, 2025, ZJK Industrial Co., Ltd. issued a press release announcing the deployment of newly developed semi-automatic punching equipment for captive screws production. A copy of this press release is furnished as Exhibit 99.1 to this Report.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Press Release dated August 4, 2025

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ZJK Industrial Co., Ltd.

Date: August 4, 2025	By:	/s/ Ning Ding
Ning Ding
Chief Executive Officer